UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TRIUS THERAPEUTICS, INC.

(Name of Subject Company)

TRIUS THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89685K100

(CUSIP Number of Class of Securities)

Jeffrey Stein

President and Chief Executive Officer

Trius Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 105

San Diego, CA 92121

(858) 452-0370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Charles J. Bair, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On July 30, 2013, Trius Therapeutics, Inc. (“Trius”) and Cubist Pharmaceuticals, Inc. (“Cubist”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, BRGO Corporation, a wholly-owned subsidiary of Cubist (“Purchaser”) will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Trius common stock for (a) $13.50 per share in cash, plus (b) one non-transferrable contingent value right for each share of Trius common stock, which represents the contractual right to receive up to $2.00 per share upon the achievement of certain milestones. If successful, the Offer will be followed by a merger of Purchaser with and into Trius (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Joint Press Release of Trius and Cubist, dated July 30, 2013

(ii)	Employee FAQs first used on July 30, 2013

CUBIST PHARMACEUTICALS TO ACQUIRE TRIUS THERAPEUTICS

Adds Highly Complementary, Late-Stage Antibiotic Candidate, Tedizolid,

and Bolsters Cubist’s Global Leadership in the Acute Care/Hospital Environment

Lexington, Mass.; and San Diego, Calif.; July 30, 2013 — Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) and Trius Therapeutics, Inc. (NASDAQ: TSRX) today announced that they have signed a definitive agreement under which Cubist will acquire all outstanding shares of Trius for $13.50 per share in cash or approximately $707 million on a fully diluted basis. In addition to the upfront cash payment, each Trius stockholder will receive one Contingent Value Right (CVR), entitling the holder to receive an additional cash payment of up to $2.00 for each share they own if certain commercial sales milestones are achieved. The total transaction is valued at up to $818 million on a fully diluted basis. The transaction has been approved by the Boards of Directors of both companies. The companies’ expectation is to close the transaction later this year, subject to required regulatory approvals and other customary closing conditions. Cubist will host a conference call and webcast today at 6:00 p.m. ET (details below).

Trius brings to Cubist a highly complementary, late-stage antibiotic candidate, tedizolid phosphate (TR-701), as well as several pre-clinical antibiotic programs. Tedizolid phosphate is an IV and orally administered second generation oxazolidinone in development for the potential treatment of certain Gram-positive infections, including methicillin-resistant Staphylococcus aureus (MRSA). Tedizolid phosphate met all primary and secondary endpoints in two Phase 3 clinical trials studying patients with acute bacterial skin and skin structure infections (ABSSSI). Trius has partnered with Bayer Pharma AG for the development and commercialization of tedizolid phosphate outside of the U.S., Canada and the European Union. It is currently expected that a New Drug Application for tedizolid phosphate seeking approval for an indication in ABSSSI will be submitted to the U.S. Food and Drug Administration (FDA) during the second half of 2013 and a Marketing Authorization Application will be submitted to the European Medicines Agency in the first half of 2014.

“Trius is a tremendous strategic fit with Cubist that supports our Building Blocks of Growth long-range goals while extending our global leadership in the acute care environment,” said Cubist Chief Executive Officer Michael Bonney. “Tedizolid is an exciting late-stage antibiotic candidate that we believe has the potential to be an important new tool in the infectious disease community’s battle against resistant infections caused by MRSA. We have a high regard for the entire Trius team and the excellent work they have done with the tedizolid program and their promising discovery programs. We believe our extensive clinical, regulatory, and commercial experience in acute care will allow us to complement this team’s work and maximize the potential for tedizolid while driving substantial near and long-term benefits for hospitals, patients and shareholders alike.”

“As a recognized leader in acute care, we believe Cubist is best-positioned to maximize tedizolid’s potential to patients in the U.S. and other world regions,” said Jeffrey Stein, Ph.D., President and CEO of Trius. “This transaction culminates years of intense work by the Trius team to achieve this outcome, and our shareholders are being rewarded for their involvement and support of the company.”

65 Hayden Avenue, Lexington, MA 02421     P 781.860.8660     F 781.861.0566     www.cubist.com

The terms of the non-tradable CVR include an additional payment of up to $2.00 if certain sales milestones are achieved. The CVR will entitle each Trius stockholder to receive $1.00 per share if net sales of tedizolid in the U.S., Canada and Europe are greater than or equal to $125 million in 2016 and up to an additional $1.00 per share, paid on a pro rata basis, for 2016 net sales between $125 million and $135 million.

Barclays is acting as the exclusive financial advisor to Cubist, and Ropes & Gray LLP is serving as its legal counsel. Citi and Centerview Partners LLC are acting as financial advisors to Trius, and Cooley LLP is serving as its legal counsel.

Cubist Conference Call Information

CONFERENCE CALL & WEBCAST INFORMATION

Tuesday, July 30, 2013 at 6:00 pm ET

U.S./Canada Attendee Dial-in: (866) 706-4759

International Attendee Dial-in: (484) 756-4327

Attendee Passcode: 073013

24-HOUR REPLAY U.S./CANADA: (855) 859-2056

24-HOUR REPLAY INTERNATIONAL: (404) 537-3406

Conference ID: 26269970

CALL WILL ALSO BE BROADCAST LIVE, LISTEN ONLY, VIA THE WEB AT:

https://cubist.webex.com/cubist/onstage/g.php?t=a&d=628926950

Attendee Password: 073013

Replay will be available for 90 days at www.cubist.com

About tedizolid phosphate

Tedizolid phosphate (also known as TR-701) is a novel oxazolidinone antibiotic drug candidate that is rapidly converted in vivo by phosphatases to the microbiologically active moiety TR-700. TR-700 is a protein synthesis inhibitor that interacts with the 23S ribosomal ribonucleic acid (rRNA) of the bacterial ribosome, thereby preventing the initiation of translation by inhibiting formation of the initiation complex. Tedizolid phosphate is being developed for both oral and intravenous (IV) administration in the potential treatment of acute bacterial skin and skin structure infections (ABSSSI, also known as complicated skin and skin structure infections, or cSSSI). It is also being developed for potential use in nosocomial pneumonia (hospital-acquired bacterial pneumonia [HABP] and ventilator-associated bacterial pneumonia [VABP]), and other indications in which Gram-positive pathogens are major contributors to infection.

Two Phase 3 studies in ABSSSI/cSSSI demonstrated that tedizolid 200 mg once daily for six days was statistically non-inferior to 10 days of linezolid 600 mg twice daily for the primary efficacy endpoints. Secondary endpoints were also met. In these studies, the adverse event rate was low for both tedizolid and linezolid treated patients. Gastrointestinal adverse events (diarrhea, nausea and vomiting) were the most commonly reported in both treatment groups, with the incidence of these events lower in patients receiving tedizolid.

In January 2013, the FDA designated tedizolid phosphate as a Qualified Infectious Disease Product (QIDP) under the GAIN Act for the indications of ABSSSI and HABP/VABP. The QIDP designation for tedizolid phosphate allows for certain incentives for the development of new antibiotics, including Priority Review, eligibility for Fast Track status, and if tedizolid phosphate is ultimately approved by the FDA, a five year extension of Hatch-Waxman exclusivity.

About Cubist

Cubist Pharmaceuticals, Inc. is a biopharmaceutical company focused on the research, development, and commercialization of pharmaceutical products that address significant unmet medical needs in the acute care environment. Cubist is headquartered in Lexington, Mass. Additional information can be found at Cubist’s web site at www.cubist.com.

About Trius Therapeutics

Trius Therapeutics, Inc. is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious infections. The Company’s lead investigational drug, tedizolid phosphate, is a novel antibiotic in Phase 3 clinical development for the treatment of serious Gram-positive infections, including those caused by methicillin-resistant Staphylococcus aureus (MRSA). Trius has partnered with Bayer HealthCare for the development and commercialization of tedizolid phosphate outside of the U.S., Canada and the European Union. In addition to the Company’s tedizolid phosphate clinical program, Trius has initiated Investigational New Drug (IND) enabling studies for its Gyrase-B development candidate with potent activity in vitro against Gram-negative bacterial pathogens including multi-drug resistant strains of E. coli, Klebsiella, Acinetobacter and Pseudomonas. For more information, visit www.triusrx.com.

Important Additional Information will be Filed with the U.S. Securities and Exchange Commission

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Trius stock. Cubist has not commenced the tender offer for shares of Trius’ stock described in this announcement. Upon commencement of the tender offer, Cubist will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Trius will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting the investor relations departments of Cubist or Trius at their respective email addresses included below.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Cubist and Trius; the expected timetable for completing the transaction; strategic and other potential benefits of the transaction, including that the transaction supports Cubist’s Building Blocks of Growth long-range goals; Trius’ product candidates, including regarding the therapeutic and commercial potential of, and the expected timing for filing U.S. and E.U. regulatory approval submissions for, tedizolid phosphate and the anticipated favorable impact resulting from the FDA’s designating tedizolid phosphate as a QIDP, including the five year extension of Hatch-Waxman exclusivity if tedizolid phosphate is ultimately approved by the FDA; and any other statements about Cubist or Trius managements’ future expectations, beliefs, goals, plans, or prospects, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the possibility that certain closing conditions to the transaction will not be satisfied; that required regulatory approvals for the transaction may not be obtained in a timely manner, if at all; the ability to timely consummate the transaction and possibility that the transaction will not be completed; the ability of Cubist to successfully integrate Trius’ operations and employees; the anticipated benefits of the transaction may not be realized; risks related to drug development and commercialization; the ability of Cubist to achieve its Building Blocks of Growth long-range goals, including as a result of Cubist’s ability to continue to grow revenues from the sale of CUBICIN® and ENTEREG® and any future products, competition, Cubist’s ability to successfully develop, gain marketing approval for and commercially launch its product candidates for their planned indications and on their expected timelines, and Cubist’s ability to discover, in-license or acquire new products and product candidates; and those additional factors discussed in Cubist’s and Trius’ most recent Quarterly and Annual Reports on Forms 10-Q and 10-K filed with the Securities and Exchange Commission. Cubist and Trius caution investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this document, and Cubist and Trius undertake no obligation to update or revise any of these statements.

Cubist Contacts:

INVESTORS:

Cubist Pharmaceuticals, Inc.

Eileen C. McIntyre, (781) 860-8533

Vice President, Investor Relations

eileen.mcintyre@cubist.com

or

MEDIA:

Julie DiCarlo, (781) 860-8063

Senior Director, Corporate Communications

julie.dicarlo@cubist.com

or

Trius Therapeutics Contacts:

MEDIA:

MSLGROUP

Laura Kempke

trius@mslgroup.com

781-684-0770

or

INVESTORS:

Westwicke Partners, LLC

Stefan Loren

sloren@westwicke.com

443-213-0507

Employee Frequently Asked Questions

What’s happening?

Trius Therapeutics has entered into an agreement to be acquired by Cubist Pharmaceuticals, a public biopharmaceutical company, for $13.50 per share, or approximately $707 million total up front, plus a contingent value right, or CVR, of up to $2.00 per share, or approximately $110 million, if certain sales milestones are achieved. The CVR will entitle each Trius stockholder to receive $1.00 per share if net sales of tedizolid in the U.S., Canada and Europe in 2016 are in excess of $125 million, and up to another $1.00 per share, paid on a pro rata basis, for the next $10 million of tedizolid 2016 net sales in the U.S., Canada and Europe.

Who is Cubist Pharmaceuticals?

Cubist Pharmaceuticals, Inc. is focused on the research, development, and commercialization of pharmaceutical products for various medical needs in the acute care environment. Its lead product is CUBICIN® (daptomycin for injection), a once-daily, bactericidal, intravenous antibiotic with activity against methicillin-resistant Staphylococcus aureus. It also has ENTEREG® (alvimopan), an oral peripherally-acting mu opioid receptor antagonist to accelerate upper and lower gastrointestinal recovery. In addition, it is developing ceftolozane/tazobactam to treat complicated urinary tract infections and complicated intra-abdominal infections as well as hospital-acquired bacterial pneumonia and ventilator-associated bacterial pneumonia. Its other pipeline products include surotomycin, an oral lipopeptide, which is in clinical trials to treat Clostridium difficile-associated diarrhea (CDAD); and bevenopran, an oral, peripherally-acting mu opioid receptor antagonist for the treatment of opioid-induced constipation in patients with chronic non-cancer pain. Cubist was founded in 1992 and is headquartered in Lexington, Massachusetts.

For more information, feel free to visit www.cubist.com.

Why are we selling the company now?

The company was not actively seeking to be sold; however we received unsolicited offers to buy the company. After a thorough assessment of strategic alternatives, the Board concluded that the proposal put forth by Cubist is the best alternative to maximize value for stockholders.

What does it mean for Trius as a Company?

Once the transaction closes, instead of being an independent public company, we will be a wholly owned subsidiary of Cubist. We will continue the process of submitting tedizolid for a New Drug Application, and we will continue work on our Gyrase program, both led by existing Trius personnel. Naturally, after the closing of the transaction, Trius will be overseen by Cubist management as part of its product development portfolio.

When will the transaction be complete? Is there anything that could stop it?

We expect the transaction will close in the third quarter of this year. As with any company acquisition, the merger can only happen if Trius shareholders approve it and other conditions are met. We do not anticipate any issues with these requirements.

Will Trius’ offices and research facility remain in San Diego?

Cubist’s focus is on ensuring that the Trius team has the resources and support they need to execute the U.S. and European regulatory filings for tedizolid and to progress the Gyrase program to an IND filing. We expect that the San Diego site will remain operational and focused on achieving those goals

Will there be layoffs?

If there are layoffs we expect them to be limited. We understand that this may create uncertainty, and we will work with Cubist to notify any employees that may be affected as soon as is practicable. Any affected employee will be eligible for a severance package. Cubist has indicated that they plan to notify all employees of their status no more than 30 days after the close of the transaction. In all cases, Trius employees’ tenure will be honored.

Do I still work for Trius or do I work for Cubist?

Trius employees will continue to work for Trius until the transaction is finalized, and after that, Trius employees that will be retained will be transitioned to becoming Cubist employees.

What does this mean for my salary and benefits?

Your pay, bonus opportunity, and healthcare benefits will not change as a result of this announcement and the 401k plan will remain in place. Following the closing, Trius’ benefit plans with the exception of the 401(k) plan will remain the same.

What is the impact to Trius’ 401(k) Plan?

Under the terms of the merger agreement, Trius will terminate the Trius 401(k) Plan. Going forward, we expect that Cubist will hold information sessions for retained employees to ask questions and make any needed enrollment decisions. We note that at this time, under the Cubist 401(k) Plan, Cubist matches employee contributions dollar for dollar in Cubist stock up to the first 6% of salary contributed by the employee. However, the terms of Cubist’s plans are subject to change.

What happens to my stock and/or stock options?

Cubist is purchasing Trius at a price of $13.50 per share, plus a CVR with additional payments of up to $2.00 per CVR if certain sales milestones are achieved. The CVR will entitle each Trius stockholder to receive $1.00 per share if net sales of tedizolid in the U.S., Canada and Europe are equal to or greater than $125 million in 2016 and up to an additional $1.00 per share, paid on a pro rata basis, for the next $10 million in 2016 net sales up to $135 million. So upon completion of the transaction you will be paid $13.50 per share, without interest, and receive one CVR for each share of Trius stock you then own.

For stock option holders, upon completion of the tender offer, all outstanding unvested stock options will become fully vested. Employees will then receive cash for their outstanding and unexercised options equal to the $13.50 purchase price less the exercise price of the options in the payroll following the close of the tender offer. Option holders will also receive the CVRs. Of course, the Internal Revenue Service requires us to make the necessary tax withholdings.

What does this mean for my ESPP shares?

If the transaction closes before November 20, 2013 (the purchase date for the current ESPP offering), your contributions will be used to purchase stock immediately before the closing at the lower of either (1) $4.1225 (85% of the $4.85 closing price on November 21, 2012) for those that enrolled in the plan on November 21, 2012 or $6.6045 (85% of the $7.77 closing price on May 21, 2013) for those that enrolled in the plan on May 21, 2013, or (2) 85% of the fair market value of our stock immediately prior to the offer acceptance time. If the transaction closes after November 20, 2013, your contributions will be used to purchase stock at the lower of either (1) $4.1225 (85% of the $4.85 closing price on November 21, 2012) for those that enrolled in the plan on November 21, 2012 or $6.6045 (85% of the $7.77 closing price on May 21, 2013) for those that enrolled in the plan on May 21, 2013, or (2) 85% of the fair market value of our stock on November 20, 2013. Assuming the transaction closes, the current ESPP offering period will be the last one under the Trius Therapeutics, Inc. Employee Stock Purchase Plan.

Once the deal closes, will Trius employees be transitioned to Cubist’s Holiday Schedule or remain on Trius’ Holiday Schedule until the end of the 2013 calendar year?

The current Trius Holiday Schedule will remain through 2013. Cubist is working with Trius to make a final determination on this matter for future years. Once these decisions are made, we will let you know.

Once the deal closes, how will Trius’ PTO plan be merged into Cubist’s time off plan?

The current Trius PTO plan will remain through 2013. Cubist is working with Trius to make a final determination on this matter for subsequent years. Once these decisions are made, we will let you know.

How else will this change affect employees?

If your individual position is not being impacted by this transaction, then the transaction will not change your job responsibilities. We will continue to manage the company as we have done in the past, requiring that everyone contributes and delivers results.

What should I do if I get questions from the media, investors or others?

It’s likely that this situation will generate lots of interest from the media and others. The SEC (Securities and Exchange Commission) has very specific communication standards related to a transaction like this, and it is critically important that the company follow these guidelines. As a result, if you receive any calls or requests for information from media, please immediately refer them to Jeff Stein, CEO at x231 or jstein@triusrx.com. Calls or requests for information from investors should be directed to John Schmid, CFO, at x290 or jschmid@triusrx.com.

What should I tell others?

Tell them “same Trius, same Tedizolid and Gyrase, just part of a larger, more established organization.” Then tell them how much we appreciate their continued support in progressing our development and research programs.

Where can I get more information?

On the Trius web site you’ll find the Press Release regarding the announcement. We will keep the web site updated so that employees, vendors, and investors are informed as the process moves forward.

Notice to Investors/Important Additional Information will be Filed with the U.S. Securities and Exchange Commission

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Trius stock. Cubist has not commenced the tender offer for shares of Trius’ stock described in this announcement. Upon commencement of the tender offer, Cubist will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Trius will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting the investor relations departments of Trius at the email addresses included below.

Trius Therapeutics Contacts:

Public Relations Contact:

Laura Kempke/Andrew Law at MSLGROUP

trius@mslgroup.com

781-684-0770

Investor Relations Contact:

Stefan Loren at Westwicke Partners, LLC

sloren@westwicke.com

443-213-0507